Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel therapies to improve women’s reproductive health. We are advancing a pipeline of orally-administered innovative new chemical entities, or NCEs, for the treatment of symptoms associated with uterine fibroids, endometriosis, preterm labor and improvement of clinical pregnancy and live birth rates in women undergoing IVF. We have assembled a strong management team with extensive experience in successfully developing and commercializing therapeutics in our target market. Our goal is to build the leading women’s reproductive health company focused on conditions where current treatment options are limited and significant unmet needs exist.

Our portfolio currently consists of two mid- to late-stage development in-licensed compounds (linzagolix and nolasiban) in development and one out-licensed mid- to late-stage development product (ebopiprant) for four indications intended to address areas that we believe present significant unmet medical needs:

Linzagolix for treatment of uterine fibroids and endometriosis.

We are developing linzagolix as a novel, oral gonadotropin releasing hormone, or GnRH, receptor antagonist, for the treatment of uterine fibroids and endometriosis in pre-menopausal women.

We have conducted two Phase 3 clinical trials of linzagolix in patients with heavy menstrual bleeding associated with uterine fibroids, PRIMROSE 1 (conducted in the United States) and PRIMROSE 2 (conducted in Europe and the United States). In both trials, patients were administered linzagolix doses of 100 mg or 200mg, both with and without hormonal add back therapy (ABT; estradiol 1 mg and  norethindrone acetate 0.5 mg), or placebo. The primary endpoint for both trials was response rate, with response defined as reduction in heavy menstrual bleeding due to uterine fibroids as measured by the alkaline hematin method.

The primary endpoint at week 24 was successfully met in both PRIMROSE 1 and PRIMROSE 2. Furthermore, we believe that based on pooled week 52 clinical data from these two Phase 3 trials linzagolix has the potential for a best-in-class profile, with a pooled response rate of 89.3% in women receiving linzagolix 200 mg with ABT, and 56.4% in women receiving linzagolix 100 mg without ABT. In December 2020, we reported Week 76 results for PRIMROSE 2 (6 months after stopping linzagolix treatment). These results showed continued pain reduction, continued improvement in additional secondary efficacy endpoints, and evidence of bone mineral density, or BMD, recovery after treatment completion at 52 weeks. In May 2021, we reported Week 76 results for PRIMROSE 1. These results were consistent with findings from PRIMROSE 2, showing that off-treatment pain scores remained lower than baseline across all treatment arms. Improvements in other clinically relevant secondary endpoints, including hemoglobin levels and quality of life also persisted off-treatment, supporting the durability of the treatment effect of linzagolix. Furthermore, as observed in PRIMROSE 2, the PRIMROSE 1 DXA bone density scan results at Week 76 showed evidence of BMD recovery.

In November 2020, we submitted a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, for the treatment of uterine fibroids in adult women of reproductive age. In December 2021, the Committee for Medicinal Products for Human Use (CHMP) of the EMA adopted a positive opinion recommending approval of linzagolix. In February 2022, we announced that the application timeline was extended due to further questions on the MAA, and in April 2022 the CHMP confirmed its previously adopted positive opinion. The European Commission has up to 67 days following a positive CHMP opinion to deliver its finding, which equates to the end of June 2022. If approved by the European Commission, linzagolix would be the only approved GnRH receptor antagonist with a non-hormonal option to address the needs of women with uterine fibroids who cannot or do not want to take hormones

In September 2021, we submitted a New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, for linzagolix for the treatment of uterine fibroids. The NDA submission includes the positive PRIMROSE 1 and PRIMROSE 2 full data package including week 52 data and post treatment follow-up data up to week 76 for both trials. The NDA for linzagolix has been accepted for review by the FDA, with a target action date of September 13, 2022 under the Prescription Drug User Fee Act (PDUFA).

We are currently conducting an observational study (PRIMROSE 3) of bone mineral density in women who completed at least 20 weeks of treatment in either of the PRIMROSE 1 or 2 studies. Women who enroll in the study will undergo DXA scanning every six months for a total of 24 months following treatment completion in a PRIMROSE study. The objectives of the study are to describe BMD changes up to 24 months following previous treatment with placebo or linzagolix 100 mg or 200 mg with or without hormonal ABT in the context of the PRIMROSE 1 and 2 studies and to evaluate BMD recovery in these women.

In addition to linzagolix for uterine fibroids, we are presently conducting a Phase 3 clinical trial for the treatment of endometriosis associated pain, EDELWEISS 3 (conducted in Europe and in the United States), which was initiated in May 2019. This Phase 3 trial enrolled approximately 450 patients with endometriosis associated pain, with a co-primary endpoint of patients’ response on both dysmenorrhea (menstrual pain), or DYS, and non-menstrual pelvic pain, or NMPP. This trial includes a 75 mg once daily dose without hormonal ABT (1mg E2 / 0.5mg NETA) and a 200 mg once daily dose with concomitant ABT. Subjects who have completed the initial six-month treatment period for the EDELWEISS 3 trial will have the option to enter a 6-month treatment extension.

In January 2022, we announced positive topline results from the EDELWEISS 3 trial. The 200 mg dose with ABT met the co-primary efficacy objectives, demonstrating reductions in DYS and NMPP at 3 months. There were statistically significant and clinically meaningful improvements in the first five ranked secondary endpoints at 6 months: dysmenorrhea, non-menstrual pelvic pain, dyschezia, overall pelvic pain, and ability to do daily activities. The 75 mg dose without ABT demonstrated a statistically significant reduction versus placebo in DYS at 3 months. Although it showed improvement in NMPP at 3 months, it did not reach statistical significance versus placebo, and thus did not meet the co-primary efficacy objective. Improvements were also observed at 6 months in the first five ranked secondary endpoints, as for the 200 mg dose with ABT. Both linzagolix doses were generally well-tolerated with minimal BMD decrease and few adverse events occurring in more than 5% of patients up to 6 months. Further data from the post-treatment follow-up of the EDELWEISS 3 trial are expected in mid-2022 and from the post-treatment follow-up of the extension study in early 2023.

In October 2021, we announced a strategic relationship with Syneos Health® (Nasdaq:SYNH), the only fully integrated biopharmaceutical solutions organization, to commercialize linzagolix in the U.S. and Canada, if approved.

In February 2022, we entered into a licensing agreement with Theramex HQ UK Limited (“Theramex”) for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia. Refer to Strategic Licensing Agreements—Linzagolix—Theramex below for further information on the licensing agreement.

Ebopiprant for the treatment of preterm labor

In July 2021, we and Organon & Co., or Organon, entered into an agreement whereby Organon licensed the global development, manufacturing and commercial rights to ebopiprant (formerly OBE022), an oral and selective prostaglandin F2α receptor antagonist, for preterm labor in weeks 24 to 34 of pregnancy. Organon intends to work with the scientific and medical communities and regulatory authorities in major markets, including the United States, to advance the clinical development and registration of ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. We are entitled to receive tiered double-digit royalties on commercial sales as well as up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million sales-based milestones.

Nolasiban for the improvement of pregnancy and birth rates in women undergoing embryo transfer following in-vitro fertilization.

In January 2020, we and Hangzhou YuYuan BioScience Technology Co., Ltd., or YuYuan, entered into a sublicense agreement to develop and commercialize Nolasiban, an oral oxytocin receptor antagonist, to improve clinical pregnancy and live birth rates in women undergoing in-vitro fertilization, or IVF, in the People's Republic of China. Under the terms of the agreement, YuYuan has the exclusive rights to develop and commercialize nolasiban in China and will fund all development and registration activities in China, starting with the commitment to conduct Phase 1 trials and a Phase 2 proof-of-concept trial in China. We retain all rights to the product outside of China and have agreed to collaborate with YuYuan on its global development. Our development and commercialization partnership with YuYuan continues with steering committee meetings to define the development plan for nolasiban in China for women undergoing embryo transfer following IVF.

We were founded in November 2012 and our operations to date have included organizing and staffing our company, raising capital, in-licensing rights to linzagolix, ebopiprant and nolasiban and conducting nonclinical studies and clinical trials. To date, we have not generated any revenue from product sales as none of our product candidates have been approved for commercialization. We have historically financed our operations mostly through the sale of equity. From inception through March 31, 2022, we raised an aggregate of $447.2 million of net proceeds from the sale of equity securities and $64.5 million from the issuance of debt instruments, of which $25.0 has been repaid.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were $11.8 million and $20.0 million for the three-month periods ended March 31, 2022 and March 31, 2021, respectively. As of March 31, 2022, we had accumulated losses of $479.4 million, out of which $30.6 million were offset with share premium. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We used $9.6 million and $21.3 million of cash in operations in the three-month periods ended March 31, 2022 and March 31, 2021, respectively, and we anticipate that our expenses will remain significant in connection with our ongoing activities as we:

•

continue to invest in the clinical development of our product candidates and our ongoing clinical trials, and any additional clinical trials, nonclinical studies and pre-commercial activities that we may conduct for product candidates;

•	hire additional research and development and general and administrative personnel;
•	maintain, expand and protect our intellectual property portfolio;
•	identify and in-license or acquire additional product candidates;
•	prepare for the commercialization of linzagolix, if approved, or any of our other product candidates, and

•	continue to incur additional costs associated with operating as a public company.

We will need substantial additional funding to support our operating activities as we advance our product candidates through clinical development, seek regulatory approval and prepare for and invest in future commercialization of these candidates, if approved. Adequate funding may not be available to us on acceptable terms, or at all. We are also exploring various alternatives for the future potential development and commercialization of our product candidates, including through collaborations with third parties.

We have no manufacturing facilities, and all of our product manufacturing is contracted out to third parties. We currently utilize third-party contract research organizations, or CROs, to carry out our clinical development and trials. We intend for our commercialization efforts to be largely contracted out to third parties, including through our strategic relationships with Syneos Health and Theramex.

COVID-19 and Geopolitical Events Business Update

With the global spread of the ongoing COVID-19 pandemic which continues to date, we have implemented a number of plans and policies designed to address and mitigate the impact of the COVID-19 pandemic on our employees and our business. We continue to closely monitor the COVID-19 situation and will evolve our plans and policies as needed going forward. In March 2020, some of our workforce transitioned to working remotely. If the COVID-19 pandemic continues to persist for an extended period and begins to impact essential distribution systems, we could experience disruptions to our supply chain and operations, and associated delays in the manufacturing of clinical trial supply.

We may continue to experience a disruption or delay in our ability to initiate trial sites and enroll and assess patients. In January 2021, we announced our decision to discontinue our EDELWEISS 2 and its extension clinical trial, due to challenges with patient enrollment, as well as the persisting difficult environment of the ongoing pandemic. Enrollment delays may further occur for ongoing trials, and we are working closely with our vendors to manage our supply chain activities and mitigate any potential disruptions to our clinical trial supplies as a result of the COVID-19 pandemic. In addition, we rely on CROs or other third parties to assist us with clinical trials, and we cannot guarantee that they will continue to perform their contractual duties in a timely and satisfactory manner as a result of the COVID-19 pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business and operations, or the business and operations of our strategic partners, will depend on future developments that are highly uncertain, including the duration and spread of the pandemic, and the actions taken to contain it, such as the impact and effectiveness of current and any future governmental measures implemented in response thereto, or new information that may emerge concerning COVID-19.

In addition, the U.S. government and other nations have imposed significant restrictions on most companies’ ability to do business in Russia as a result of the ongoing military conflict between Russia and Ukraine. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our business, ability to develop our product candidates, our supply chain or our collaborators. In addition, certain of the sites in our ongoing EDELWEISS 3 clinical trial are located in Ukraine. While our clinical trial sites in Ukraine continue to manage their patients, if political or civil conditions require it, our sites may need to delay or suspend clinical trial activities. A significant escalation or expansion of  economic disruption or the conflict’s current scope could have a material adverse effect on our business, financial condition and results of operations.

Strategic Licensing Agreements

Linzagolix

Kissei

In November 2015, we entered into the Kissei license and supply agreement with Kissei Pharmaceutical Co., Ltd., or Kissei. Pursuant to the Kissei license and supply agreement we received an exclusive license to develop, manufacture and commercialize products, or the Product, containing the compounds which is a specified GnRH antagonist and covered by certain licensed patent rights, or the Compound, throughout the world except for specified Asian countries. We arranged to exclusively acquire from Kissei the material necessary to produce linzagolix.

In consideration for the license, we made an initial $10.0 million upfront payment. In addition, we agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals. In connection with the initiations of the Phase 3 clinical programs for linzagolix in (i) uterine fibroids in the second quarter of 2017 and (ii) endometriosis in the third quarter of 2019, two milestone payments of $5.0 million each were made. With respect to any products we commercialize under the Kissei license and supply agreement, we agreed to make further payments of up to an additional $125.0 million to Kissei upon the achievement of specified commercial milestones.

Pursuant to the Kissei license and supply agreement, and related amendments, we have agreed to exclusively purchase the active pharmaceutical ingredient for linzagolix from Kissei. During the development stage, we are obligated to pay Kissei a specified supply price. For territories excluding North America, following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the low twenty percent range as a percentage of net sales. This payment includes Kissei’s supply of the active pharmaceutical ingredient until the latest of (i) the date that the valid claim of a patent for the Product has expired, (ii) the expiration of our regulatory exclusivity period, or (iii) 15 years from the first commercial sale of such product on a country-by-country and product-by-product basis. For North America, following the first commercial sale of licensed product, we are obligated to pay Kissei a royalty in the tiered single digit royalties on net sales plus a supply price for the API. During the term, we are restricted from developing, marketing and selling GnRH agonists and GnRH antagonists other than the Compound to the extent allowed by applicable laws.

In October 2021, we amended the license and supply agreement with Kissei such that first commercial sales milestones for the EU and the US will now be extended over a 5-year period. In addition, North American royalty payments were lowered to tiered single digit royalties on net sales plus a supply price for the active pharmaceutical ingredient (API).

Theramex

In February 2022, we entered into a licensing agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the agreement, Theramex has the exclusive right to commercialize linzagolix in women's health indications (with the express exclusion of any oncology indications). Under the terms of the agreement, we are entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR 72.75 million in upfront and milestone payments, including EUR 5 million to be paid at signing, up to EUR 13.75 million in development and commercial milestones and up to EUR 54 million in sales-based milestones. Unless terminated earlier, the agreement will continue until the expiration of all of Theramex’s royalty obligations to us. We and Theramex may each terminate the agreement for the other party's uncured material breach and for certain other "for cause" reasons, and Theramex may terminate the agreement should we fail to meet certain regulatory milestones by specific dates.

Ebopiprant

Merck Serono

In June 2015, we entered into the 2015 license agreement with Merck Serono, which we amended in July 2016, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including ebopiprant. In consideration for the license, we issued 325,000 Series A preferred shares to Merck Serono in September 2016 upon the initiation of a Phase 1 clinical trial for a licensed product. With respect to any products we commercialize under the 2015 license agreement, we agreed to pay Merck Serono royalties based on a mid-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

Organon

In July 2021, we entered into an agreement with Organon, pursuant to which we granted to Organon exclusive rights to develop, use, register, import, export, manufacture, market, promote, distribute, offer for sale and commercialize ebopiprant worldwide. In consideration for entering into the agreement, Organon has agreed to make up to $500 million in upfront and milestone payments, including $25 million that was paid at signing, up to $90 million in development and regulatory milestones and up to $385 million in sales-based milestones. In addition, Organon has agreed to pay us tiered double-digit royalties on annual net sales of all products, subject to specified reductions, until, on a country-by-country and product-by-product basis, the latest of (i) the expiration of the last valid claim covering such product in such country, (ii) expiration of regulatory exclusivity for such product in such country, and (iii) ten years from the first commercial sale of such product in such country.

Nolasiban

Ares Trading

In August 2013, we entered into the 2013 license agreement with Ares Trading S.A., an affiliate of Merck Serono, or Merck Serono, pursuant to which we received a worldwide exclusive license to develop, manufacture and commercialize compounds covered by the licensed patent rights, including nolasiban. In consideration for the license, we issued 914,069 Series A preferred shares to Merck

Serono at the time of our Series A financing, which had a fair-value of $4.9 million based on an exchange rate of $1.00 for CHF 0.9244 as of the date of the transaction. With respect to any products we commercialize under the 2013 license agreement, we agreed to pay Merck Serono royalties based on a high-single-digit percentage of annual net sales of each product, subject to specified reductions, until the later of (i) the date that all of the patent rights for that product have expired, as determined on a country-by-country and product-by-product basis, or (ii) ten years from the first commercial sale of such product on a country-by-country and product-by-product basis.

YuYuan

In January 2020, we entered into a sublicense agreement, or the 2020 sublicense agreement, with YuYuan, pursuant to which we granted to YuYuan an exclusive sublicense under certain of our patents, trademarks and know-how to use, register, import, develop, market, promote, distribute, offer for sale and commercialize nolasiban for use in humans in the People’s Republic of China, including Hong Kong and Macau. In consideration for entering into the 2020 sublicense agreement, YuYuan has agreed to make aggregate milestone payments of up to $17.0 million upon the achievement of specified development, regulatory and first sales milestones and aggregate milestone payments of up to $115.0 million upon the achievement of additional, tiered sales milestones. In addition, YuYuan has agreed to pay tiered royalties on net sales at percentages ranging from high-single digit to low-second digits, subject to specified reductions, until the later of the expiration of the last valid claim covering the product in China and ten years from the first commercial sale of the product in China.

Components of Results of Operations

Revenue and other operating income

To date, we have not generated any revenue from product sales and we do not expect to generate revenue unless and until we successfully complete development and obtain regulatory approval for one or more of our product candidates.

Other operating income consists primarily of gains on disposal of intangible assets that we recognize when entering into certain agreements with partners for the development and/or commercialization of the product candidates we have been developing.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with our research and development activities and consist mainly of direct research and development costs, which include: costs associated with the use of CROs and consultants hired to assist on our research and development activities; personnel expenses, which include salaries, benefits and share-based compensation expenses for our employees; expenses related to regulatory affairs and intellectual property; manufacturing costs in connection with conducting nonclinical studies and clinical trials; and depreciation expense for assets used in research and development activities. Research and development costs are generally expensed as incurred. However, costs for certain activities, such as manufacturing and nonclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

Our employee, consultant and infrastructure resources are typically utilized across our multiple research and development programs. We track outsourced research and development costs by product candidate or nonclinical program, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates.

We expect our research and development expenses will remain significant for the foreseeable future as we seek to advance the development of our product candidates through clinical trials and potentially toward regulatory submissions. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	the number of clinical sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients that ultimately participate in the trials;
•	the number of doses patients receive;
•	the duration of patient follow-up;
•	the results of our clinical trials; and
•	regulatory requirements in support of potential approvals.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits and share-based compensation expense, related to executive, finance, accounting, business development, legal and human resource functions. General and administrative expense also includes commercialization readiness costs, facility costs not otherwise included in research and development expenses, legal fees related to corporate matters, fees for accounting and consulting services, and costs of director and officer insurance.

We anticipate that our general and administrative expenses will remain significant and increase in the future to support potential commercialization of linzagolix and to support continued research and development activities. We also anticipate that we will keep spending material accounting, audit, legal, regulatory and compliance costs, as well as investor and public relations expenses, associated with operating as a public company.

Finance Result, Net

Finance result, net, consists mainly of foreign exchange loss and gain, as well as interest expense associated with our lease liabilities and debt instruments. We anticipate that our finance result, net will increase in the future primarily due to increased interest expense associated with the Securities Purchase Agreement with JGB.

Taxation

We are subject to corporate taxation in Switzerland, Ireland, Netherlands and the United States.

In 2015, the Canton of Geneva granted us a ten-year tax holiday for all income and capital taxes on a communal and cantonal level commencing in fiscal year 2013 and valid through to 2022, subject to our Swiss domiciliation and compliance with certain reporting provisions. We remain subject to Swiss federal income tax on our profits after tax but have only incurred net losses since our inception. We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset such losses carried forward against future taxes. As of December 31, 2021, we had tax loss carryforwards totaling $422.1 million. We do not believe it is probable that we will generate sufficient profits to avail ourselves of these tax loss carryforwards.

Our Swiss, Irish and Dutch subsidiaries had no activity in 2022 or 2021. Our US subsidiary, as a service organization to the group under cost plus arrangement, was the only entity to generate income tax expenses during 2022 and 2021.

Analysis of Results of Operations

Comparison of the three-month periods ended March 31, 2022 and March 31, 2021

Other operating income

Other operating income in the three-month period ended March 31, 2022 amounted to $2.2 million ($0.1 million in the three-month period ended March 31, 2021) as a result of the upfront proceeds received from the agreement with Theramex to commercialize linzagolix outside of the United States, Canada and Asia, net of the derecognition of the related intangible asset.

Operating Expenses

Research and Development Expenses

	Three-month period ended March 31,
	2022	2021	Change
	(in thousands)
	(unaudited)
Research and development expenses by product candidate
Linzagolix	$(1,970)	$(11,466)	$9,496
Ebopiprant	(4)	(494)	490
Nolasiban	(85)	(99)	14
Unallocated expenses
Staff costs	(2,709)	(3,046)	337
Other research and development costs	(840)	(410)	(430)
Total research and development expenses	$(5,608)	$(15,516)	$9,908

Research and development expenses decreased by $9.9 million in the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021, primarily due to lower expenditures in our linzagolix programs due to the timing of clinical trial activity.

General and Administrative Expenses

	Three-month period ended March 31,
	2022	2021	Change
	(in thousands)
	(unaudited)
Staff costs	$(2,347)	$(2,531)	$184
Professional fees	(3,835)	(1,021)	(2,814)
Other general and administrative costs	(1,051)	(639)	(412)
Total general and administrative expenses	$(7,233)	$(4,191)	$(3,042)

General and administrative expenses in the three-month period ended March 31, 2022 increased by $3.0 million compared to the three-month period ended March 31, 2021, primarily due to increased professional fees resulting from the preparation for the expected commercialization of linzagolix and related regulatory submissions, as well as legal fees resulting from licensing and financing transactions.

Finance Result, Net

	Three-month period ended March 31,
	2022	2021	Change
	(in thousands) (unaudited)
Interest expense	$(1,448)	(672)	$(776)
Foreign exchange gain / (loss)	304	$390	(86)
Finance result, net	$(1,144)	$(282)	$(863)

Finance result, net in the three-month periods ended March 31, 2022 and March 31, 2021 primarily consisted of interest expense associated with our lease liabilities and debt instruments, as well as foreign exchange loss and gain, respectively.

Liquidity and Capital Resources

Sources of Funds

As of March 31, 2022, we had $57.6 million in cash and cash equivalents.

Since our inception, we have not generated any revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity, debt financing and license of our product candidates. From inception through March 31, 2022, we raised an aggregate of $447.2 million of net proceeds from the sale of equity securities, through public and private offerings and our at-the-market programs. In July 2021, we received $25.0 million from Organon in connection with the licensing agreement for ebopiprant. In February 2022, we received EUR5.0 million from Theramex in connection with the licensing agreement for linzagolix. As of March 31, 2022, we have borrowed $42.0 million under our Securities Purchase Agreement with JGB, a portion of which was used to fully retire our prior credit facility, or the Oxford Credit Facility, with Oxford Finance LLC in October 2021.

Securities Purchase Agreement

On October 12, 2021, we entered into the Securities Purchase Agreement with JGB, which is structured to provide up to $135 million in borrowing capacity, available in nine tranches. We received gross proceeds of $30 million at closing and used the proceeds to repay all amounts outstanding under the Oxford Credit Facility. Upon payoff, the Oxford Credit Facility was terminated and the security interests in our assets that secured the Oxford Credit Facility were released.

On January 28, 2022, we entered into an amendment agreement and an amended and restated securities purchase agreement, or the Amendment Agreements, with JGB to amend the Securities Purchase Agreement. The Amendment Agreements adjusted the principal balance payable at maturity for the notes to be issued in the second tranche to $10.5 million ($975,000 of original issue discount) and the conversion price for the notes to be issued in the second tranche to a price of $1.66 per common share, and accelerated the issuance of the second tranche to January 28, 2022. In addition, as adjusted pursuant to the Amendment Agreements, we issued a warrant to purchase 1,018,716 of our common shares at an exercise price of $1.87 per share. Additionally, JGB waived certain conditions required to be met to fund the second tranche, including that our volume-weighted average price could not be below $3.00 per share for five or more trading days during the 30 days prior to the funding date for the second tranche, in exchange for a payment of $1.25 million and the amended terms for the notes and warrants to be issued in the second tranche In connection with the Amendment Agreements, we received net proceeds of $8.25 million from the second tranche, after accounting for expenses and the $1.25 million waiver payment to JGB.

We are able to potentially receive gross proceeds of  $16.725 million from the third tranche and $13.125 million from each remaining tranche thereafter pursuant to the Securities Purchase Agreement. The third tranche will be funded in May 2022 and each subsequent tranche will be funded 90 days after the preceding tranche. The subsequent tranches under the Securities Purchase Agreement will be available subject to us meeting certain conditions, including, among others, that our volume-weighted average price is not below $3.00 per share for five or more trading days during the 30 days prior to a tranche funding date and that our shareholders approve, for purposes of complying with Nasdaq listing rules, the issuance of shares upon conversion of the notes or exercise of the warrants issued under the Securities Purchase Agreement.  Our annual general meeting at which our shareholders will vote for purposes of complying with Nasdaq listing rules is expected to be held on May 18, 2022.  However, even if we satisfy this condition, as of May 17, 2022, we have not met the minimum stock price condition for the third tranche; as a result, the third tranche and each subsequent tranche thereafter will not be available unless JGB waives the minimum stock price condition.

The Securities Purchase Agreement is secured by an account control agreement in favor of JGB, and we are obligated to maintain a minimum cash amount of $25.0 million in such deposit account, subject to additional incremental increases totaling $27.0 million in aggregate depending on the amount of debt outstanding under the Securities Purchase Agreement. Each tranche under the Securities Purchase Agreement will bear interest at a rate of 9.5% per year, payable monthly, and will be issued with an original issue discount of 4.75%. Each tranche under the Securities Purchase Agreement will mature three years from the date of issuance, unless earlier converted or prepaid in accordance with their terms. At each tranche, we will also issue to JGB warrants to purchase our common shares in an amount equal to 20% of the funded amount for such tranche. The warrants will be exercisable at a price of $3.67 per share and will have a four year term from the date of issuance. The Securities Purchase Agreement includes affirmative and negative covenants applicable to us and our subsidiaries. The affirmative covenants include, among other things, requirements to file certain financial reports with the SEC, maintain insurance coverage and satisfy certain requirements regarding deposit accounts. Further, subject to certain exceptions, the Securities Purchase Agreement contains customary negative covenants limiting our ability to, among other things, transfer or sell certain assets, consummate mergers or acquisitions, allow changes in business, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of March 31, 2022, we were in compliance with our covenants.

ATM Program

During the three-month period ended March 31, 2022, we sold a total of 3,743,911 treasury shares at an average price of $1.51 per share, as part of our prior and current at-the-market (ATM) programs, and received net cash proceeds of $5.5 million after deducting $0.2 million of directly-related issuance costs.

License Agreements

In February 2022, we entered into a licensing agreement with Theramex for the commercialization and further development of linzagolix across global markets outside of the U.S., Canada and Asia. Under the terms of the agreement, Theramex has the exclusive right to commercialize linzagolix in women's health indications (with the express exclusion of any oncology indications). Under the terms of the agreement, we are entitled to receive royalties of a mid-thirties percentage on commercial sales, which includes the cost of goods sold to Theramex. Furthermore, the agreement contains up to EUR72.75 million in upfront and milestone payments, including EUR5 million to be paid at signing, up to EUR13.75 million in development and commercial milestones and up to EUR54 million in sales-based milestones.

Material Cash Requirements

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. As of March 31, 2022, other than our Securities Purchase Agreement with JGB, we have no other ongoing material financing commitments, such as lines of credits or guarantees.

We expect our expenses to remain significant in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We have incurred recurring losses since inception, including net losses of $11.8 million for the three-month period ended March 31, 2022. As of March 31, 2022, we had accumulated losses of $479.6 million, out of which $30.6 million were offset with share premium. We expect to continue to generate operating losses for the foreseeable future. As of March 31, 2022, we had cash and cash equivalents of $57.6 million. We have prepared our consolidated financial statements assuming that we will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business. To date, we have funded our operations through equity and debt offerings and through payments from licensors. We believe that our current cash and cash equivalents are only sufficient to fund our operating expenses into the fourth quarter of 2022 and this raises substantial doubt about our ability to continue as a going concern. These factors individually and collectively indicate that a material uncertainty exists that may cast significant doubt about our ability to continue as a going concern within one year from the date of the issuance of the consolidated financial statements. Our future viability is dependent on our ability to raise additional capital to finance our future operations. We have an active ATM program and can potentially raise funds through equity or debt offerings. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to shareholders. We may receive future milestone payments from licensors but that is dependent on achieving certain regulatory or commercial milestones that may never happen. We may seek additional funding through public or private financings, debt financing or collaboration agreements. The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to run our operations and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of our product candidates. However, there is no assurance that we will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to us, or if at all, which could have a material adverse effect on our business, results of operations and financial conditions. We have based these estimates on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

Our future material cash requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned nonclinical studies and clinical trials for our product candidates;
•

the cost and timing of ongoing and planned manufacturing activities including active pharmaceutical ingredient and drug product pharmaceutical development and clinical trial supplies production for linzagolix and nolasiban;

•	the timing and amount of milestone and royalty payments we are required to make under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;
•	the number and development requirements of other product candidates that we may pursue;
•	the costs, timing and outcome of regulatory review of our product candidates;
•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;
•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•	our ability to establish strategic collaborations; and
•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Identifying potential product candidates and conducting nonclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products. We may be unable to commercialize our product candidates and derive revenue from sales of products, on a timely basis or at all.

Until such time that we can generate substantial product revenue, if ever, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholder ownership interest may be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, such as our licensing agreements with Organon for ebopiprant and Theramex for linzagolix, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or to grant licenses on terms that may not be favorable to us.

If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the three-month periods ended March 31, 2022 and March 31, 2021:

	Three-month period ended March 31,
	2022	2021
	(in thousands)
	(unaudited)
Cash and cash equivalents at beginning of period	$54,734	$31,183
Net cash used in operating activities	(15,251)	(21,335)
Net cash from investing activities	5,687	(4)
Net cash from financing activities	12,194	58,370
Effect of exchange rates	189	(216)
Cash and cash equivalents at end of period	$57,553	$67,998

Operating Activities

Net cash used in operating activities consists of net loss before tax adjusted for changes in net working capital, or current assets less current liabilities, and for non-cash items such as depreciation and amortization and the value of share-based compensation.

During the three-month period ended March 31, 2022, cash used in operating activities was $15.3 million, primarily as the result of our net loss before tax of $11.7 million, as adjusted for non-cash items and changes in net working capital. Changes in net working capital included primarily a $4.4 million decrease in other payables and current liabilities as well as a $2.6 million increase in other receivables both due to the invoicing schedules of our main vendors and the progress made on our clinical trials.

Investing Activities

During the three-month period ended March 31, 2022, net cash from investing activities consisted primarily of the proceeds from our license agreement with Theramex to support the commercialization and market introduction of linzagolix across global markets outside of the U.S., Canada and Asia that resulted in the derecognition of the related intangible asset.

Financing Activities

During the three-month period ended March 31, 2022, net cash from financing activities consisted primarily of the proceeds from the sales of treasury shares under our current ATM program and the second tranche under the Securities Purchase Agreement with JGB. For the three-month period ended March 31, 2021, net cash from financing activities consisted primarily of the proceeds from the sales of treasury shares under our prior and current ATM programs.

Main Contractual Obligations and Commitments

Under our license agreements with Kissei and Merck Serono, we may be required to pay royalties in the future. In addition, pursuant to the Kissei license and supply agreement, we have agreed to make aggregate milestone payments of up to $63.0 million upon the achievement of specified developmental milestones, such as the initiation of clinical trials and receipt of regulatory approvals, out of which $10.0 million were already paid as of March 31, 2022. With respect to any product we commercialize under the Kissei license and supply agreement, we have agreed to make additional aggregate milestone payments of up to $125.0 million to Kissei upon the achievement of specified commercial milestones.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials, nonclinical studies, manufacturing and other services and products for operating purposes. These contracts generally provide for termination upon notice, and we believe that our non-cancelable obligations under these agreements are not material.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

With the exception of the recent accounting pronouncements described below, the accounting policies used in the preparation and presentation of these consolidated interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2021, which should be read in conjunction with these consolidated interim financial statements and management’s discussion and analysis as they provide an update of previously reported information.

The preparation of our consolidated interim financial statements requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Recent Accounting Pronouncements

The adoption of International Financial Reporting Standards (IFRS) as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2022 had no material impact on our financial position.

JOBS Act Exemption

In April 2012, the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

As an emerging growth company, subject to certain conditions, we are relying on certain of exemptions under the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in January 2017, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission (SEC), which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. As of March 31, 2022, we have not met any of these criteria. We will be an “emerging growth company” until December 31, 2022.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “ongoing”, “objective”, “plan”, “potential”, “predict”, “should”, “will” and “would”, or the negative of these and similar expressions. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 10, 2022, the Risk Factors disclosed in our Report on Form 6-K filed with the SEC on May 17, 2022, to which this Exhibit is attached, and other filings we make with the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. These risks and uncertainties include factors relating to:

•	the success, cost, timing and potential indications of our product candidates’ development activities and clinical trials, including our ongoing and future trials of linzagolix and nolasiban;
•

our or our partners’ ability to obtain and maintain regulatory approval of our product candidates, including linzagolix, ebopiprant and nolasiban, in any of the indications for which we or our partners plan to develop them, and any related restrictions, limitations or warnings in the label of an approved product;

•

our ability to continue as a going concern and to obtain funding for our operations, including funding necessary to complete the clinical trials of any of our product candidates, and the terms on which we are able to raise that additional capital;

•	the availability of funds under our convertible note financing agreement or any future financing arrangement;
•	our plans to research, develop and commercialize our product candidates;
•	the timing of our regulatory filings for our product candidates;
•	the clinical utility of our product candidates;
•	the size and growth potential of the markets for our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•

our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates and our ability to operate our business without infringing on the intellectual property rights of others;

•	the timing and amount of milestone and royalty payments we are required to make or that we may receive under our license agreements;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•	the activities of our competitors and the success of competing therapies that are or become available;
•	our plans to in-license or acquire additional product candidates;
•	how long we will qualify as an emerging growth company or a foreign private issuer;
•	our estimates regarding future revenue, expenses and needs for additional financing;
•	our ability to build our commercialization organization;
•	the duration, severity and impact on our operations and clinical trials of the COVID-19 pandemic or other geopolitical events;
•	regulatory developments in the United States and foreign countries; and
•	other risks and uncertainties, including those listed in the Annual Report, titled “Item 3.D—Risk Factors”.

Forward-looking statements speak only as of the date they are made. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by law.